UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2022

Commission File Number: 001-40952

Babylon Holdings Limited

2500 Bee Cave Road

Building 1 - Suite 400

Austin, TX 78746

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Chief Financial Officer Transition

On August 23, 2022, Babylon Holdings Limited (“Babylon”) issued a press release announcing that David Humphreys will be appointed as its Chief Financial Officer, transitioning from Charlie Steel, who will depart after a transition period to pursue another opportunity. A copy of the press release is furnished herewith as Exhibit 99.1 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit
Number	Exhibit Title

99.1	Press release, dated August 23, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Babylon Holdings Limited

Date: August 23, 2022	/s/ Ali Parsadoust
Ali Parsadoust
Chief Executive Officer